[AMR EAGLE LETTERHEAD]

April 18, 2013

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren P. Nguyen and Nolan McWilliams

Re:	AMR Eagle Holding Corporation

Registration Statement on Form 10

File No. 001-35276

Ladies and Gentlemen:

AMR Eagle Holding Corporation (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form 10 (File No. 001-35276), together with all exhibits and amendments thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on August 11, 2011. The Registration Statement has not been declared effective as of the date hereof.

The Company has determined to withdraw the Registration Statement prior to effectiveness because the Company has determined not to register its securities under the Exchange Act at this time. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the Company’s outside legal counsel in connection with the Registration Statement, Haynes and Boone, LLP, Attn: Janice V. Sharry, 2323 Victory Avenue, Suite 700, Dallas, Texas 75219, facsimile number (214) 200-0620. If you have any questions with respect to this request, please contact Janice V. Sharry of Haynes and Boone, LLP at (214) 651-5562.

Very truly yours,

AMR Eagle Holding Corporation

/s/ Daniel P. Garton
Daniel P. Garton
President and Chief Executive Officer

cc:	Janice V. Sharry, Haynes and Boone, LLP